UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

IMPEL PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45258K109
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TCDRS Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,402 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,402 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The reported securities represent 24,402 shares of common stock of the Issuer (“Common Stock”) issuable upon the exercise of currently exercisable Warrants (as defined below) directly held by the Reporting Person.

(2)
Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

2

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-Forrest Multi-Strategy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,727 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,727 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,727 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 19,727 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund C, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,867 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,867 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 11,867 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund F, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,591 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,591 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,591 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 18,591 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund G, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,347 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,347 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,347 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 30,347 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TSE 16 Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,547 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,547 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,547 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 30,547 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
INPRS Strategic Credit Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,039 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,039 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,039 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 9,039 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Gilead Investment Fund AIF (Delaware), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
152,892 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
152,892 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,892 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.59% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 152,892 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)         Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Specialty Lending Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
583,736 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
583,736 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
583,736 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.25% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          The reported securities represent 583,736 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Strategic Credit Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
212,294 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
212,294 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
212,294 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 212,294 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree GCP Fund Delaware Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,581 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,581 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,581 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 13,581 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Diversified Income Fund Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,574 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,574 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,574 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          The reported securities represent 44,574 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree AZ Strategic Lending Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
290,398 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
290,398 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
290,398 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 290,398 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Loan Acquisition Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
135,861 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
135,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,861 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.52% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 135,861 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Holdings EURRC S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
288,704 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
288,704 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,704 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.11% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 288,704 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Delaware Holdings EURRC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
169,835 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
169,835 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
169,835 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.65% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 169,835 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree PRE Life Sciences Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
190,074 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
190,074 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
190,074 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.73% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 190,074 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
212,294 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
212,294 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
212,294 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 212,294 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2)          Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,014,175 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,014,175 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,175 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.75% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 2,014,175 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2)       Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
212,294 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
212,294 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
212,294 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 212,294 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2)       Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
212,294 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
212,294 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
212,294 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 212,294 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2)       Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,014,175 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,014,175 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,175 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.75% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 2,014,175 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2)       Calculations of percentage ownership are based on a total of 25,975,474 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 45258K109
Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the statement of beneficial ownership on Schedule 13D amends and supplements the statement of beneficial ownership on Schedule 13D filed by the Reporting Persons on September 15, 2023 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined in the Original Schedule 13D, unless otherwise defined in this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following after the second sentence of Item 3 of the Original Schedule 13D:

In addition, on October 2, 2023, the Issuer issued to the Oaktree Holders immediately exercisable warrants to acquire an aggregate of 445,293 shares of Common Stock at an exercise price per share of $0.01, in connection with the Issuer’s borrowing of an additional $2.5 million in aggregate principal amount of tranche B term loans.

Item 4.	Purpose of Transaction

 Item 4 is hereby amended and restated in its entirety as follows:

Amended Credit Agreement

Second Amendment

On September 5, 2023, the Issuer entered into the Second Amendment to Credit Agreement and Guaranty and Revenue Interest Financing Agreement (the “Second Amendment”) with Oaktree Fund Administration, LLC as administrative agent (the “Administrative Agent”), the Oaktree Holders, as existing lenders, and certain other lenders party thereto (collectively, the “Lenders”), which amends the Issuer’s (i) Credit Agreement and Guaranty dated March 17, 2022, as amended on August 21, 2023 (the “Original Agreement” and, as amended by the Second Amendment and the Third Amendment (as defined below), the “Amended Credit Agreement”), and (ii) the Revenue Interest Financing Agreement dated March 17, 2022, as amended on August 21, 2023. The Amended Credit Agreement provides for an aggregate principal loan amount to the Issuer by the Lenders of approximately $121.5 million, including up to $20 million in additional cash proceeds to the Issuer from the making of additional term loans, the exchange of approximately $96.5 million of outstanding principal under the Original Agreement, and an in-kind forbearance fee of $5.0 million.

SCHEDULE 13D
CUSIP No. 45258K109
Pursuant to the Second Amendment, the Issuer borrowed $4,500,000 of tranche B term loans at signing (in addition to $3,000,000 previously funded on August 21, 2023) and was granted the right to draw up to $12,500,000 more in additional tranche B term loans over the course of 2023, subject to the Issuer’s achievement of certain strategic transaction process milestones, satisfaction of minimum net revenue and product units sold covenants and satisfaction of certain other covenants and conditions specified in the Second Amendment.

Under the Second Amendment, the first lien tranche A provides for loans in an aggregate original principal loan of $101.5 million, consisting of $51.4 million exchanged for existing tranche A-1 term loans, a $5.0 million forbearance fee, $9.1 million exchanged for existing tranche A-2 term loans, and $36.0 million exchanged for the right to future revenue interest payments. The first lien tranche B provides for loans in an aggregate original principal loan of $20.0 million.

Interest will be paid in kind (PIK) on both the tranche A and tranche B term loans through the end of the forbearance period, which was extended to December 31, 2023, under the Second Amendment, and accrues at SOFR + 10.75%. The first lien tranche B is entitled to a 2x multiple on invested capital. The tranche A lenders and tranche B lenders will be entitled to be repaid a maximum aggregate amount of approximately $141.5 million (assuming the entire $20.0 million of tranche B loans are funded), plus PIK interest on the tranche A term loan.

The amounts outstanding under the Second Amendment are secured and collateralized by all of the Issuer’s assets. The Second Amendment also provides for certain modifications to the existing covenants, including additional reporting obligations, minimum net revenue and product units sold covenants and additional milestones. In addition, the Second Amendment includes customary events of default, the occurrence of which could result in termination of the Lenders’ commitments or the acceleration of the Issuer’s obligations under the Second Amendment.

The foregoing summary of the Second Amendment does not purport to be complete and is qualified in its entirety by the full text of the Second Amendment, which is filed hereto as Exhibit 2, and is incorporated herein by reference.

Third Amendment

On October 2, 2023, the Issuer entered into the Third Amendment (the “Third Amendment”) to the Amended Credit Agreement.

Pursuant to the Third Amendment, the requisite Lenders waived certain defaults of the Issuer under the Amended Credit Agreement. Under the Third Amendment, terms of the tranche B term loans funding were modified and the Issuer drew an additional $5 million of tranche B term loans in connection with signing of the Third Amendment (of which the Oaktree Holders funded $1.875 million on October 2, 2023 and $1.875 million on October 6, 2023). The Issuer continues to have the right to draw up to an additional $7.5 million in tranche B term loans over the course of 2023, subject to the Issuer’s achievement of certain strategic milestones, satisfaction of minimum net revenue and product units sold covenants and satisfaction of certain other covenants and conditions as further amended in the Third Amendment.

The Third Amendment further provides that the Issuer shall use best efforts, subject to applicable law and fiduciary duties, to consummate an equity financing prior to October 31, 2023, and that to the extent proceeds from such financing exceed $5 million the Issuer will apply 50% of such excess proceeds to repay the tranche B term loans.

The Third Amendment further provides that the Issuer will, no later than October 16, 2023, appoint one additional independent director (the “Designee”) to the Issuer’s Board of Directors, with support and approval by the Administrative Agent and a majority of the Lenders (which includes the Oaktree Holders), who shall (i) be entitled to reasonable and customary compensation and indemnification arrangements at the expense of the Issuer and (ii) be available to serve on any committees or subcommittees, including any committees overseeing, coordinating or implementing matters relating to the Issuer’s capital structure, any restructuring, any equity raise and any sale or business combination transaction. The Third Amendment further provides that if the Designee is unable or unwilling to serve and ceases to be a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director, the Issuer agrees to cause the appointment to the Board of a new independent director in substantially the same manner as the Issuer, the Administrative Agent and a majority of the Lenders (which includes the Oaktree Holders) agreed upon the selection of such Designee.

SCHEDULE 13D
CUSIP No. 45258K109
The foregoing summary of the Third Amendment does not purport to be complete and is qualified in its entirety by the full text of the Third Amendment, which is filed hereto as Exhibit 4, and is incorporated herein by reference.

Warrants

Pursuant to the Amended Credit Agreement, the Issuer agreed to issue to the tranche B lenders, from time to time, warrants to purchase up to an aggregate of 4,749,800 shares of Common Stock, representing warrant coverage equal to an aggregate 19.99% of the Issuer’s outstanding shares of Common Stock as of the date thereof (the “Tranche B Warrants”). The Tranche B Warrants are to be issued to each tranche B lender upon each borrowing of tranche B term loans in proportion to the amount of tranche B term loans funded by such tranche B lender. In consideration for the funding of $4.5 million and $3 million of tranche B term loans on September 5, 2023 and August 21, 2023, respectively, or 37.5% of the original principal amount of the tranche B term loan, Tranche B Warrants exercisable for an aggregate of 1,781,175 shares of Common Stock, or 37.5% of the aggregate warrant coverage amount, were issued to the tranche B lenders at signing of the Second Amendment on September 5, 2023. The Issuer agreed that Tranche B Warrants exercisable for up to the remaining 2,968,625 shares of Common Stock, or 62.5% of the aggregate warrant coverage amount, would be issued to the tranche B lenders on a pro rata basis in connection with each subsequent draw, if any, by the Issuer of the tranche B term loans as described in the Amended Credit Agreement.

In their capacity as tranche B lenders, the Oaktree Holders were issued Tranche B Warrants pursuant to warrant certificates exercisable for an aggregate of 1,335,881 shares of Common Stock at the signing of the Second Amendment on September 5, 2023 (the “Tranche 1 Warrants”). In connection with the Issuer’s draw of an additional $5 million of tranche B term loans in connection with the Third Amendment, the Oaktree Holders were issued additional Tranche B Warrants pursuant to warrant certificates exercisable for an aggregate of 890,588 shares of Common Stock (collectively and together with the Tranche 1 Warrants, the “Warrants”). The Oaktree Holders may be issued additional Tranche B Warrants exercisable for up to an additional 1,335,881 shares of Common Stock from time to time as provided in the Amended Credit Agreement.

The Warrants are exercisable, in full or in part, at any time prior to the seventh (7th) anniversary of their issuance or the consummation of a Change of Control (as defined in the Warrants), whichever occurs earlier, at an exercise price of $0.01 per share, provided that for so long as the Common Stock is listed on a public trading exchange, unless and until the Issuer obtains shareholder approval, the Warrants may only be exercised to the extent all Tranche B Warrants then outstanding are simultaneously exercised in accordance with their terms. The Warrants are subject to anti-dilution adjustments in the event of certain future subdivisions (by any stock split, recapitalization or otherwise), combinations or similar events, any capital reorganization, reclassification, consolidation or merger or other similar transaction of the Issuer that does not constitute a Change of Control as set forth in the Warrants. The Warrants may be exercised for cash in an amount equal to the aggregate exercise price, or in lieu of paying the aggregate exercise price, the Oaktree Holders may elect a cashless exercise in accordance with the terms of the Warrants. Prior to the issuance of shares of Common Stock upon exercise of the Warrants, the Oaktree Holders are not entitled to vote or be deemed the holder of shares of Common Stock, however the Oaktree Holders are entitled to receive, simultaneously with holders of the Common Stock, dividends and other distributions made to such holders of Common Stock.

Pursuant to the terms of the Warrants, the Oaktree Holders and their affiliates will be entitled to registration rights under certain circumstances in connection with the exercise of the Warrants and the issuance of the shares of Common Stock thereunder.

SCHEDULE 13D
CUSIP No. 45258K109
The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Form of Warrant, which is filed hereto as Exhibit 3, and is incorporated herein by reference.

General

Each of the Reporting Persons acquired the Warrants for investment purposes. The Reporting Persons will continuously evaluate the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), director and officer incentive programs, corporate governance decisions by the Issuer’s management and the Board of Directors of the Issuer (the “Board”), alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may increase the value of the Issuer’s securities beneficially owned by the Reporting Persons or that may be deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock or other securities of the Issuer. Depending on such factors, at any time, the Reporting Persons may acquire shares of Common Stock or other securities of the Issuer in addition to the shares of Common Stock underlying the Warrants, including, without limitation, a controlling position in the Common Stock or some or all of the shares of Common Stock or other securities that are beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek to modify the terms of the Issuer’s securities held by them, through various transactions, including, without limitation, refinancing or derivative transactions, provide additional capital or debt financing to the Issuer, or pledge their interests in the Issuer’s securities as collateral for liquidity purposes.

Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to Issuer’s management or the Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, sources or potential sources of capital and other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b).

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

SCHEDULE 13D
CUSIP No. 45258K109
In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,226,469 shares of Common Stock by virtue of the Warrants directly held by the Oaktree Holders as described below. The Warrants are immediately exercisable for 2,226,469 shares of Common Stock, representing approximately 8.57% of the Common Stock outstanding as of the date hereof.

All such ownership percentages of the securities reported herein are based upon 25,975,474 shares of Common Stock outstanding, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 15, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 2,226,469 shares of Common Stock issuable upon full exercise of the Warrants held by the Oaktree Holders.

Oaktree-TCDRS Strategic Credit, LLC directly holds Warrants exercisable immediately for 24,402 shares of Common Stock;

Oaktree-Forrest Multi-Strategy, LLC directly holds Warrants exercisable immediately for 19,727 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund C, LLC directly holds Warrants exercisable immediately for 11,867 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund F, LLC directly holds Warrants exercisable immediately for 18,591 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund G, LLC directly holds Warrants exercisable immediately for 30,347 shares of Common Stock;

Oaktree-TSE 16 Strategic Credit, LLC directly holds Warrants exercisable immediately for 30,547 shares of Common Stock;

INPRS Strategic Credit Holdings, LLC directly holds Warrants exercisable immediately for 9,039 shares of Common Stock;

Oaktree Gilead Investment Fund AIF (Delaware), L.P. directly holds Warrants exercisable immediately for 152,892 shares of Common Stock;

Oaktree Specialty Lending Corporation directly holds Warrants exercisable immediately for 583,736 shares of Common Stock;

Oaktree Strategic Credit Fund directly holds Warrants exercisable immediately for 212,294 shares of Common Stock;

Oaktree GCP Fund Delaware Holdings, L.P. directly holds Warrants exercisable immediately for 13,581 shares of Common Stock;

Oaktree Diversified Income Fund Inc., directly holds Warrants exercisable immediately for 44,574 shares of Common Stock;

Oaktree AZ Strategic Lending Fund, L.P. directly holds Warrants exercisable immediately for 290,398 shares of Common Stock;

Oaktree Loan Acquisition Fund, L.P. directly holds Warrants exercisable immediately for 135,861 shares of Common Stock;

Oaktree LSL Fund Holdings EURRC S.à r.l., directly holds Warrants exercisable immediately for 288,704 shares of Common Stock;

SCHEDULE 13D
CUSIP No. 45258K109
Oaktree LSL Fund Delaware Holdings EURRC, L.P. directly holds Warrants exercisable immediately for 169,835 shares of Common Stock;

Oaktree PRE Life Sciences Fund, L.P. directly holds Warrants exercisable immediately for 190,074 shares of Common Stock;

Oaktree Capital Group, LLC, in its capacity as the indirect manager of Oaktree Strategic Credit Fund, may be deemed to beneficially own the 212,294 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

Atlas OCM Holdings, LLC in its capacity as the indirect manager of Oaktree-TCDRS Strategic Credit, LLC, Oaktree-Forrest Multi-Strategy, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TSE 16 Strategic Credit, LLC, INPRS Strategic Credit Holdings, LLC, Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Specialty Lending Corporation, Oaktree GCP Fund Delaware Holdings, L.P., Oaktree AZ Strategic Lending Fund, L.P., Oaktree Loan Acquisition Fund, L.P., Oaktree PRE Life Sciences Fund, L.P., Oaktree Diversified Income Fund Inc., Oaktree LSL Fund Holdings EURRC S.a r.l., and Oaktree LSL Fund Delaware Holdings EURRC, L.P. (the “Atlas Entities”), may be deemed to beneficially own the 2,014,175 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities;

Brookfield Corporation, in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC, may be deemed to beneficially own the 212,294 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation, may be deemed to beneficially own the 212,294 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund; and

Brookfield Asset Management ULC, in its capacity as the indirect owner of Class A units of Atlas OCM Holdings, LLC, may be deemed to beneficially own the 2,014,175 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities.

With respect to the Warrants exercisable immediately for shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the number of Warrants exercisable immediately for shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Warrants exercisable immediately for shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Oaktree Holder with respect to securities reported as directly held by such Oaktree Holder.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

(d) and (e)

Not applicable.

SCHEDULE 13D
CUSIP No. 45258K109
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits as the end thereof:

Exhibit 4	Third Amendment to Credit Agreement dated October 2, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2023).

SCHEDULE 13D
CUSIP No. 45258K109
Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: October 6, 2023

Oaktree-TCDRS Strategic Credit, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-Forrest Multi-Strategy, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund C, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

SCHEDULE 13D
CUSIP No. 45258K109
Oaktree-TBMR Strategic Credit Fund F, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund G, LLC

By:	Oaktree Capital Management, L.P.
Its: Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TSE 16 Strategic Credit, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

INPRS Strategic Credit Holdings, LLC

SCHEDULE 13D
CUSIP No. 45258K109
By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Gilead Investment Fund AIF (Delaware), L.P.

By:	Oaktree Fund AIF Series, L.P. – Series T
Its:	General Partner
By:	Oaktree Fund GP AIF, LLC
Its:	Managing Member
By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Specialty Lending Corporation

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Strategic Credit Fund

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

SCHEDULE 13D
CUSIP No. 45258K109
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree GCP Fund Delaware Holdings, L.P.

By:	Oaktree Global Credit Plus Fund GP, L.P.
Its:	General Partner
By:	Oaktree Global Credit Plus Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Diversified Income Fund, Inc.
By:	Oaktree Fund Advisers, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree AZ Strategic Lending Fund, L.P.

By:	Oaktree AZ Strategic Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

SCHEDULE 13D
CUSIP No. 45258K109
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Loan Acquisition Fund, L.P.

By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree LSL Fund Holdings EURRC S.à r.l.

By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

Oaktree LSL Fund Delaware Holdings EURRC, L.P.

By:	Oaktree Life Sciences Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Life Sciences Lending Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

SCHEDULE 13D
CUSIP No. 45258K109
Oaktree PRE Life Sciences, L.P.

By:	Oaktree PRE Life Sciences Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Atlas OCM Holdings, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal & Regulatory

BAM Partners Trust

SCHEDULE 13D
CUSIP No. 45258K109
By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Managing Director, Legal & Regulatory